Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Merus N.V.:

We consent to the use of our report dated April 3, 2019, with respect to the consolidated statements of financial position of Merus N.V. as of December 31, 2018 and 2017, and the related consolidated statements of profit or loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the adoption of International Financial Reporting Standard 15 Revenue from Contracts with Customers.

/s/ KPMG Accountants N.V.

Amstelveen, the Netherlands

April 3, 2019